SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 14)

SIGA Technologies, Inc.

 (Name of issuer)

Common Stock, par value $0.0001 per share
 (Title of class of securities)

826917-10-6
 (CUSIP number)

Steven M. Cohen
Executive Vice President, Chief Administrative Officer
and General Counsel
MacAndrews & Forbes Incorporated
35 East 62nd Street
New York, New York 10065
(212) 572-8600
 (Name, address and telephone number of person
authorized to receive notices and communications)

November 16, 2016
 (Date of event which requires
filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Incorporated
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,156,358
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,156,358
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 24,156,358
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 30.8%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,156,358
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,156,358
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 24,156,358
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 30.8%
14.		Type of Reporting Person OO

1.		Name of Reporting Person. I.R.S. Identification No. of above person ST Holdings One LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,156,358
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,156,358
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 24,156,358
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 30.8%
14.		Type of Reporting Person OO

This statement (“Amendment No. 14”) amends and supplements the statement on Schedule 13D, dated August 13, 2003, as amended by Amendment No. 1 thereto dated October 14, 2003, Amendment No. 2 thereto dated January 8, 2004, Amendment No. 3 thereto dated November 29, 2007, Amendment No. 4 thereto dated June 19, 2008, Amendment No. 5 thereto dated April 29, 2009, Amendment No. 6 thereto dated July 30, 2009, Amendment No. 7 thereto dated September 17, 2009, Amendment No. 8 thereto dated September 30, 2009, Amendment No. 9 thereto dated June 22, 2010, Amendment No. 10 thereto dated July 27, 2010, Amendment No. 11 thereto dated May 17, 2012, Amendment No. 12 thereto dated November 6, 2014 and Amendment No. 13 thereto dated October 17, 2016 (as so amended, the “Schedule 13D”), filed with the Securities and Exchange Commission by MacAndrews & Forbes Incorporated (formerly known as MacAndrews & Forbes Holdings Inc.), a Delaware corporation (“M&F”), MacAndrews & Forbes LLC, a Delaware limited liability company (“MacAndrews & Forbes”), TransTech Pharma, Inc., a Delaware corporation (“TransTech”), STH Partners, L.P., a Delaware limited partnership (“STH”) and ST Holdings One LLC, a Delaware limited liability company (“ST Holdings One”), relating to the shares of common stock, par value $0.0001 per share (“Common Stock”), of SIGA Technologies, Inc., a Delaware corporation (the “Company”). This Amendment No. 14 is being filed by M&F, MacAndrews & Forbes and ST Holdings One with respect to shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons. M&F is a holding company (the sole stockholder of which is Mr. Ronald O. Perelman), MacAndrews & Forbes is a direct wholly owned subsidiary of M&F, and ST Holdings One is a direct wholly owned subsidiary of MacAndrews & Forbes. The Company has its principal executive offices at 660 Madison Avenue, Suite 1700, New York, NY 10065. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by incorporating by reference into this Item 3 the information set forth and/or incorporated by reference into Item 6.

Item 4.  Purpose of the Transaction

The information set forth and/or incorporated by reference into Item 6 is hereby incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

(a)-(b) Item 5(a)-(b) is hereby amended by adding the following at the end thereof:

Based upon information provided by the Company, there were 78,372,501 shares of Common Stock outstanding as of November 17, 2016. As of November 17, 2016, the Reporting Persons may be deemed to share beneficial ownership of 24,156,358 shares of Common Stock, representing approximately 30.8% of the Common Stock deemed to be outstanding.

The Reporting Persons have shared power to vote and dispose of the shares of Common Stock that they own.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

On November 16, 2016, ST Holdings One purchased 5,854,212 shares of Common Stock in the Rights Offering, through its exercise of its basic subscription rights. In addition, it purchased 4,206,431 shares of Common Stock through its exercise of oversubscription rights. Also, on November 17, 2016, the Company delivered an additional 565,010 shares of Common Stock to ST Holdings One as fee for providing the backstop commitment under the Backstop Agreement. ST Holdings One funded the purchase price for these shares from cash on hand.

The Reporting Persons may, from time to time, pledge shares of Common Stock and/or interests of intermediate holding companies between the Company and M&F to secure obligations of the Reporting Persons or their affiliates.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 18, 2016

MACANDREWS & FORBES INCORPORATED

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MACANDREWS & FORBES LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

ST HOLDINGS ONE LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President